UNITED STATES

                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549





                                FORM U-9C-3



                   QUARTERLY REPORT PURSUANT TO RULE 58

             For the Quarterly Period Ended December 31, 2000





                            ENTERGY CORPORATION
                         (a Delaware corporation)
                             639 Loyola Avenue
                       New Orleans, Louisiana 70113
                         Telephone (504) 576-4000
    __________________________________________________________________
  (Name of registered holding company and address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

     N/A for the fourth calendar quarter of the fiscal year.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company   Type of   Principal   Issue               Person to    Collateral  Consideration
issuing   security  amount of    or     Cost of   whom security  given with  received for
security   issued   security   renewal  capital    was issued     security   each security
  None      N/A        N/A       N/A      N/A          N/A          N/A          N/A

 Company contributing capital     Company receiving capital     Amount of capital
                                                                   contribution
Entergy Retail Holding Company  Entergy Solutions, LTD. (new)       $2,959,110
Entergy Retail Texas, Inc.      Entergy Solutions, LTD. (new)          $29,890
</TABLE

ITEM 3 - ASSOCIATE TRANSACTIONS

   Part I - Transactions Performed by Reporting Companies on Behalf of
                           Associated Companies


   Reporting      Associate
    company        company      Types of     Direct   Indirect             Total
   rendering      receiving     services     costs      costs    Cost of   amount
   services       services      rendered    charged    charged   capital   billed
    Entergy        Entergy    Professional  $22,123      -0-       N/A    $22,123
Holdings, Inc.    Business    services and
                 Solutions,   back office
                     LLC        support

    Entergy        Entergy      Same as     $41,681      -0-       N/A    $41,681
Holdings, Inc.    Thermal,       above
                     LLC




   Part II - Transactions Performed by Associated Companies on Behalf of
                            Reporting Companies

  Associate      Reporting
   company        company         Types of       Direct    Indirect                 Total
  rendering      receiving        services       costs       costs     Cost of     amount
  services        services        rendered      charged     charged    capital     billed
   Entergy     Entergy Power   Professional    $7,492,083   $ -0-        N/A     $7,492,083*
Enterprises,     Marketing     services and
    Inc.           Corp.       back office
                               support.

   Entergy        Entergy      Same as above.     $59,193   $ -0-        N/A        $59,193*
Enterprises,   Holdings, Inc.
    Inc.

   Entergy        Entergy      Same as above.    $217,797   $ -0-        N/A       $217,797*
Enterprises,    Thermal, LLC
    Inc.


   Entergy        Entergy      Same as above.     $ 5,004   $ -0-        N/A         $5,004*
Enterprises,      Business
    Inc.         Solutions,
                    LLC.

   Entergy        Entergy      Professional       $32,614   $ -0-        N/A        $32,614
Enterprises,   Solutions, LTD  services and
    Inc.                       back office
                               support

   Entergy     Entergy Power   Same as above.    $326,877   $ -0-        N/A       $326,877
Enterprises,   RS Corporation
    Inc.

   Entergy     Entergy Power   Same as above.    $190,843   $ -0-        N/A       $190,843
Enterprises,        Gas
    Inc.        Operations,
                   Corp.

   Entergy     TLG Services,   Same as above.    $888,023   $ -0-        N/A       $888,023
Nuclear, Inc.       Inc.

   Entergy        Entergy      Same as above.    $142,821   $ -0-        N/A       $142,821
   Retail        Solutions,
  Louisiana         LTD.
 Management
Services, LLC-
      A

   Entergy     TLG Services,   Administrative/    $    21   $ -0-        N/A       $     21
   Nuclear          Inc.       Management
 Operations,                   services.
    Inc.

* Includes Entergy Services, Inc. costs of $935,986, $58,978, $99,764, and $5,004 for services rendered indirectly through Entergy Enterprises, Inc. to Entergy Power Marketing Corporation, Entergy Holdings, Inc., Entergy Thermal, LLC, and Entergy Business Solutions, LLC. respectively.




                 ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
Investments in energy-related companies:
  Total consolidated capitalization as of December 31, 2000                 $15,443,004,000    Line 1
  Total capitalization multiplied by 15% (line 1 multiplied by 0.15)          2,316,450,600    Line 2
  Greater of $50 million or line 2                                            2,316,450,600    Line 3

  Total current aggregate investment:
   Entergy marketing and brokering (Entergy Power Marketing Corp. and           415,489,000
      Entergy Solutions, Ltd.)
   Entergy related technical and similar services (Entergy Holdings,             72,778,823
      Inc., TLG Services, Inc., and Entergy Power Gas Operating
      Corporation)
   Development and ownership of QFs (Entergy Power Holdings USA                       2,000
      Corp., and Entergy Power RS Corporation)
                                                                             --------------
      Total current aggregate investment*                                       488,269,823    Line 4
                                                                             --------------
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
system (line 3 less line 4)                                                  $1,828,180,777    Line 5
                                                                             ==============

* Excludes other investments of $2,500,000 included under Item 5 that are excluded from the calculation of "Aggregate Investment" under rule 58.

ITEM 5 - OTHER INVESTMENTS

Major line of energy-    Other investment in     Other investment in       Reason for
   related business       last U-9C-3 report     this U-9C-3 report      difference in
                                                                        other investment
Energy marketing and         $2,500,000*             $2,500,000*              N/A
brokering (EPMC)
</TABLE

* EPMC  received an order from the Federal Energy Regulatory Commission on October 12, 1995 determining that EPMC was an exempt wholesale generator under  Section 32 of the Act.  On July 29, 1996, EPMC issued and  sold  250 shares  of  common stock to Entergy Corporation for $2,500,000 pursuant  to the  financing exemption set forth in Section 32.  EPMC withdrew its exempt wholesale generator status on March 24, 1997.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements

     N/A for the fourth calendar quarter of the fiscal year.

B.   Exhibits

     Certificate of filing of Form U-9C-3 for the 3rd Quarter of 2000 with interested commissions and municipal regulator.






                            SIGNATURE


      Pursuant to the requirements of the Public Utility  Holding
Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Entergy Corporation



                                 By:  /s/ Nathan E. Langston
                                        Nathan E. Langston
                                     Vice President and Chief
                                        Accounting Officer


Dated:  March 27, 2000




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